 Exhibit 99.1

First Mining Announces Year-End 2023 Financial Results and Operating Highlights

VANCOUVER, BC, April 1, 2024 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) reports its fourth quarter and annual financial results for the year ended December 31, 2023. The audited consolidated financial statements, management's discussion and analysis ("MD&A"), and annual information form ("AIF") are available on First Mining's website at www.firstmininggold.com/investors/reports-filings/financials/ and have been posted under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

"We are pleased to announce our 2023 year-end results at First Mining where we focused on advancing both our flagship projects at Springpole and Duparquet, while maintaining balance sheet strength through numerous non-core asset sales and successful equity financings," stated Dan Wilton, CEO of First Mining. "In 2023, we continued to demonstrate the value of the First Mining portfolio by generating non-dilutive proceeds through non-core asset sales, while successfully completing two financings where existing shareholder support remains strong.  At Duparquet, we completed a positive PEA, while kicking off an exploration program with encouraging results.  In Ontario, we are advancing our Springpole gold project with the goal of submitting our final environmental assessment later this year, while continuing to advance our exploration program in the Birch Uchi Greenstone Belt project.  We are very encouraged as we enter 2024 and expect it to be a transformational year for First Mining.  The submission of the final environmental assessment at Springpole is a critical de-risking milestone for our Company and we look forward to providing updates later this year."

2023 Highlights:

  At Springpole, continued collecting environmental baseline data and advancing environmental assessment work, planning for submission of a final EIS/EA in 2024.
  At the Duparquet Project, completed an initial Phase I, 4,881 metre exploration drilling program as well as 2,082 metres of the Phase II program, for a total of 6,963 metres, focusing on validating, de-risking and advancing a number of newly developed exploration targets, as well as growing the existing mineral resource.
  In the Birch-Uchi, announced encouraging results from the 2023 winter drilling program comprised of a total of eleven drill holes for 2,760 metres focused on three target areas: Saddle, Horseshoe, and Atlantis, including returning grades of 0.92 g/t Au over 114.0 meters in hole SAT23-001 at Saddle.
  Through the Company's wholly-owned subsidiary Duparquet Gold Mines Inc. (formerly, Clifton Star), completed the acquisition of the Porcupine East property from IAMGOLD Corporation, consolidating the Company's Duparquet Gold Project and connecting the land package to its Pitt and Duquesne projects to the east.
  Completed the sale of all of the common shares of a wholly-owned subsidiary of the Company that held its non-core royalty portfolio to Elemental Altus Royalties Corp. for approximately $4.7 million in cash and 1,598,162 common shares of Elemental Altus for total consideration of approximately $6.7 million.
  In June, completed a non-brokered private placement for aggregate gross proceeds of $5,000,000 consisting of 18,518,519 flow-through units ("FT Units") at a price of $0.27 per FT Unit. Each FT Unit is comprised of one common share and one half of one common share purchase warrant, issued on a flow-through basis, being exercisable to acquire one additional common share of the Company at a price of $0.27 for a period of 36 months following the closing date of the offering.
  Published First Mining's second annual Environmental, Social and Governance ("ESG") Report for the 2022 year ("ESG Report"). The ESG Report provides a comprehensive overview of the Company's ESG commitments, practices and performance.
  Completed the sale of the Company's mining claims in Manitoba (the "Eagle Claims") to Grid Metals Corp. for total consideration comprised of $300,000 in cash, 250,000 common shares of Grid Metals, a future contingent payment of C$350,000 and a 2.0% NSR royalty on the Eagle Claims.
  Released results of a positive PEA at the Duparquet Gold Project on September 7, 2023, including an updated Mineral Resource Estimate for the Duparquet Gold Project that includes estimates for the Duparquet, Pitt and Duquesne deposits. The PEA Technical Report was filed on October 20, 2023.
  In September, First Mining hosted a collaborative information sharing session with the citizens of the Municipality of Duparquet regarding the Duparquet Gold Project and the Company's Board of Directors including Senior Leadership Team visited the Duparquet site.
  In December, completed a two tranche non-brokered private placement for aggregate proceeds of $10,832,625 consisting of 86,661,000 units (the "Units") at a price of $0.125 per Unit. Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant entitling the holder to acquire one common share of the Company for a period of 36 months from the date of issuance at a price of $0.20 per common share.
  As of December 31, 2023, the Company's cash and current investments balance was $12.5 million and the equity interests in Treasury Metals, PC Gold Inc. (Pickle Crow Project), and Big Ridge Gold Corp. (Hope Brook Project) had a combined carrying value of $26.2 million.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a draft Environmental Impact Statement ("EIS") for the project published in June 2022, and the Duparquet Project in Quebec, a PEA stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region.  First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with FireFly Metals Ltd), the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.), and a large equity interest in Treasury Metals Inc.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2023 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material.

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SOURCE First Mining Gold Corp.

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%CIK: 0001641229

For further information: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 01-APR-24